UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated April 27, 2023.

2.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023.

Item 1

Earnings Release Q1 2023

Luxembourg, April 27, 2023

Strong mobile performance continued in Q1

Highlights Q1 2023*

•	Revenue down 2.8% mainly due to currency depreciation compared to the prior year. Excluding currency impacts, revenue increased 2.2% year-on-year.

•	Service revenue increased 2.2% organically fueled by growth across all business units including 6.0% growth in B2B and 1.9% growth in mobile driven by 8.8% growth in postpaid, as well as growth in most countries.

•	Operating profit 19.0% lower, mostly reflecting currency depreciation and lower EBITDA, which declined 6.2% organically, impacted by restructuring costs, as well as costs associated with the buyout discussions, the planned tower and Tigo Money carve-outs, and higher non-cash share-based compensation.

•	Net profit of $3 million compared to $23 million in Q1 2022.

•	Maintained MSCI ESG rating at "AA", placing us above the industry average and classifying our corporate governance as a leader among global telecom sector peers.

Financial highlights ($ millions)	Q1 2023	Q1 2022	% change	Organic % Change
Revenue	1,369	1,408	(2.8)%	2.2%
Operating Profit	190	234	(19.0)%
Net Profit	3	23	(86.6)%
Non-IFRS measures (*)
Service Revenue	1,264	1,300	(2.7)%	2.2%
EBITDA	507	564	(10.0)%	(6.2)%
Capex	185	199	(7.1)%
Operating Cash Flow	322	365	(11.7)%	(7.9)%

*See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Mauricio Ramos commented:

"During the quarter, we continued to execute our plans, which are yielding positive results as we navigate the challenging macroeconomic environment. I am particularly pleased with our performance of Tigo Business (our B2B operation), where organic growth continued to accelerate, thanks to our clearly-defined strategy centered on digital services. We also saw robust growth in Mobile, as a result of recent network investments and pricing actions, which are driving an ongoing and valuable shift to postpaid and improving ARPU trends. Additionally, our continued commitment to ESG yielded positive results as we maintained our MSCI ESG rating at 'AA', placing above the industry average and reinforcing our position as a leader in corporate governance.

Earnings Release Q1 2023

As we look to the future, we remain focused on improving operational efficiency. During Q1, we incurred meaningful restructuring costs as we began to implement Project Everest, a comprehensive program that is expected to deliver run-rate savings of over $100 million by the end of 2024. This project will allow us to become more agile and efficient, and we expect the financial benefits will begin accruing during the year.

We have also made significant strides in optimizing our investment activity, securing multi-year agreements with key vendors to lower our annual spend as we commit to expand capacity and coverage of our networks in coming years. As a result of these initiatives and our solid top-line performance, we remain confident in our ability to achieve the medium-term targets we outlined in early 2022."

Earnings Release Q1 2023

Group Quarterly Financial Review - Q1 2023

Income statement data (i) (IFRS)	Q1 2023	Q1 2022	% change
$ millions (except EPS in $)
Revenue	1,369	1,408	(2.8)%
Cost of sales	(372)	(370)	(0.4)%
Gross profit	998	1,038	(3.9)%
Operating expenses	(490)	(474)	(3.4)%
Depreciation	(244)	(256)	5.0%
Amortization	(87)	(81)	(7.4)%
Share of profit in Honduras joint venture	11	8	32.6%
Other operating income (expenses), net	2	—	NM
Operating profit	190	234	(19.0)%
Net financial expenses	(166)	(141)	(17.8)%
Other non-operating income, (expense) net	19	4	NM
Losses from other JVs and associates, net	(4)	1	NM
Profit before tax	39	99	(60.2)%
Net tax expense	(59)	(69)	14.4%
Profit for the period from continuing ops.	(20)	29	NM
Non-controlling interests	23	(1)	NM
Profit (loss) from discontinued operations	—	(5)	NM
Net profit for the period	3	23	(86.6)%
Weighted average shares outstanding (millions)	170.91	127.72	33.8%
EPS	0.02	0.18	(90.0)%

In Q1 2023, revenue declined 2.8% year-on-year, as currency depreciation (mostly the Colombian peso down 17.2% year-on-year and the Paraguayan guarani down 4.2% year-on-year), offset positive organic growth in most countries and across business units, driven by B2B and postpaid. Excluding the effect of foreign exchange, revenue and service revenue both increased 2.2% on an organic basis.

Cost of sales increased 0.4% year-on-year, as the depreciation of currencies offset increases in content costs related to the launch of Vix, as well as higher bad debt expense stemming mostly from growth in subscription businesses in the quarter. Operating expenses increased 3.4% year-on-year mostly due to $15 million in organizational restructuring costs related to Project Everest, and costs associated with the buyout discussions and the planned Tigo Money and tower (LATI) carve-outs, as well as the non-cash impact of a higher stock price on share-based compensation.

Earnings Release Q1 2023

Depreciation decreased 5.0% year-on-year to $244 million due to the depreciation of the Colombian peso, while amortization increased 7.4% to $87 million due to higher software, spectrum and broadcasting rights costs, partly offset by the positive effect of the weaker Colombian peso. As a result of the above factors, operating profit declined 19.0% year-on-year.

Net financial expenses rose $25 million year-on-year, mostly due to inflation-linked interest, partially offset by the positive effect of the weaker Colombian peso on our peso-denominated debt. Other non-operating income of $19 million mainly related to foreign exchange gains in Paraguay, Costa Rica and Colombia, as these currencies appreciated during the quarter. This compares to $4 million in Q1 2022.

Tax expense of $59 million in Q1 2023 reflects withholding tax on higher cash upstream and the impairment of certain income tax credits in Colombia. This compares to $69 million in Q1 2022, which included a $25 million provision resulting from a one-off adverse tax ruling. Non-controlling interests gain of $23 million in Q1 2023, compares to a loss of $1 million in Q1 2022 reflecting our partners' share of net losses in Colombia in Q1 2023 compared to net profit in Q1 2022.

Net profit attributable to owners of the company was $3 million, or $0.02 per share, compared to a net profit of $23 million ($0.18 per share) in Q1 2022. The weighted average number of shares outstanding during the quarter was 170.91 million. As of March 31, 2023, there were 172.10 million shares issued and outstanding, including 1.18 million held in treasury.

Cash Flow

Operating Free Cash Flow (OFCF) of $17 million in Q1 2023 compares to $101 million in Q1 2022. The decline of $84 million reflects the impact of currency depreciation during the last year, expenses related to the organizational restructuring, investments in our Tigo Money and tower businesses, and buyout discussions, as well as increased capex and spectrum spend, partially offset by lower tax payments. The increase in spectrum reflects the acquisition of additional AWS spectrum in Panama for $20 million. Working capital improved $8 million versus the same quarter last year, as general management more than offset a $20 million final payment of a tax amnesty from Q4 2022.

Taxes paid decreased to $37 million in Q1 2023 from $62 million in Q1 2022, mainly due to lower profitability. Finance charges increased $26 million year-on-year to $129 million mainly reflecting the semi-annual coupon paid in Q1 2023 on the Guatemala bond issued in January 2022.

Lease interest and lease principal payments totaled $69 million in Q1 2023, down $13 million from $82 million in Q1 2022, due to the 2022 disposal of our Africa operation which had large lease liabilities, as well as the effect of a weaker Colombian peso on leases denominated in local currency in that country. Finally, repatriation from joint ventures and associates was $48 million in Q1 2023, an increase of $34 million compared to Q1 2022, due to the anticipation of repatriation from Honduras, which continues to contribute meaningfully to Group cash flow.

Earnings Release Q1 2023

As a result of the above, Equity Free Cash Flow (EFCF) in Q1 2023 was negative $133 million, down from negative $63 million (excluding Africa) in Q1 2022.

Cash flow data* ($ millions)	Q1 2023	Q1 2022	% change
EBITDA from continuing operations	507	564	(10.0)%
EBITDA from discontinued operations	—	30	NM
EBITDA including discontinued operations	507	594	(14.6)%
Cash capex (excluding spectrum and licenses)	(289)	(276)	(4.6)%
Spectrum paid	(53)	(30)	(73.9)%
Changes in working capital	(121)	(129)	5.9%
Other non-cash items	10	5	109.7%
Taxes paid	(37)	(62)	40.2%
Operating free cash flow	17	101	(83.0)%
Finance charges paid, net	(129)	(102)	(25.6)%
Lease interest payments, net	(29)	(38)	24.1%
Lease principal repayments	(40)	(44)	9.1%
Free cash flow	(180)	(83)	(116.7)%
Repatriation from joint ventures and associates	48	14	NM
Dividends and advances to non-controlling interests	—	—	NM
Equity free cash flow	(133)	(69)	(91.7)%
Less: Equity free cash flow - Africa	—	(7)	NM
Equity free cash flow - excluding Africa	(133)	(63)	(112.1)%

* See page 12 for a description of non-IFRS measures discussed in the above table. 2022 cash flow data includes our operation in Tanzania until its disposal on April 5, 2022.

Debt

Beginning in Q1 2023, we have amended our definition of Net Debt to include the carrying value of derivative financial instruments. We have also changed our definition of EBITDA after leases ("EBITDAaL") to reflect the depreciation on rights-of-use assets and interest expense on lease liabilities from the Income Statement, rather than the cash payments from the Cash Flow Statement. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures and page 13 for a reconciliation of EBITDA after leases.

Earnings Release Q1 2023

($ millions)	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
USD Debt	4,103	4,100	4,140	4,024	4,507
Local Currency Debt	2,742	2,704	2,725	2,840	2,916
Gross Debt	6,845	6,804	6,865	6,864	7,423
Derivative financial instruments	42	34	63	34	4
Less: Cash	904	1,039	884	779	699
Net Debt*	5,983	5,799	6,044	6,118	6,728
Leases	1,026	1,016	1,025	1,034	1,071
Net Financial Obligations*	7,009	6,814	7,069	7,152	7,799
EBITDA* (LTM)	2,172	2,228	2,141	1,954	1,719
Proforma Adjustments	—	—	103	317	534
Proforma EBITDA*	2,172	2,228	2,244	2,271	2,253
Leverage*	3.23x	3.06x	3.15x	3.15x	3.46x

* Net Debt, Net financial obligations, EBITDA and Leverage are non-IFRS measures and are IFRS consolidated figures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Cash includes term deposits of $1 million as of March 31, 2023. Proforma adjustments relate to the acquisition of the Guatemala operation on November 12, 2021.

Gross debt increased $41 million during the quarter to $6,845 million as of March 31, 2023, compared to $6,804 million at the end Q4 2022, and the percent of gross debt in local currency1 remained unchanged at 40%. Meanwhile, 82% of our debt was at fixed rates2 with an average maturity of 5.3 years. Approximately 62% of gross debt at March 31, 2023 was held at our operating entities, while the remaining 38% was at the corporate level. All these debt metrics were in line with our targets.

The average interest rate on our debt increased to 6.5% from 6.3% at the end of Q4 2022, reflecting the impact of higher interest rates on our floating rate debt. On our dollar-denominated debt3, the average rate was stable at 5.5% with an average maturity of 5.9 years as of March 31, 2023, down from 6.4 years as of December 31, 2022.

Our cash position was $904 million as of March 31, 2023, a decline of $135 million compared to $1,039 million as of December 31, 2022, and 82% was held in U.S. dollars. As a result, our net debt was $5,983 million as of March 31, 2023, an increase of $184 million during the quarter, reflecting mostly the seasonal EFCF outflow in Q1 as well as the effect of currency appreciation during the quarter on our local currency debt.

Including lease liabilities of $1,026 million, net financial obligations were $7,009 million as of March 31, 2023, an increase of $195 million during the quarter, reflecting the increase in net debt and the effect of currency appreciation on our local currency denominated leases during the quarter. Leverage, which includes lease obligations, was 3.23x as of March

1 Or swapped for local currency

2 Or swapped for fixed rates

3 Including SEK denominated bonds that have been swapped into US dollars.

Earnings Release Q1 2023

31, 2023, up from 3.06x as of December 31, 2022. Excluding the impact of leases, the ratio of net debt to EBITDAaL was 3.18x, compared to 2.99x as of December 31, 2022.

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Fixed network services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

Economic activity remained subdued in most countries, although inflation continued to recede, with the notable exception of Colombia, where inflation continued to increase during the quarter. Foreign exchange rate volatility remained elevated in some of our markets, with nearly all floating currencies appreciating during the quarter, led by the Costa Rican colon, the Colombian peso and Paraguayan guarani which ended the quarter up 10.3%, 4.0% and 2.1%, respectively. Despite the strengthening trend observed during Q1, most floating currencies remained well below average levels of Q1 2022, with the Colombia peso and the Paraguayan guarani down 17.2% and 4.2%, respectively, year-on-year. Foreign exchange rates and movements are presented on page 15.

Earnings Release Q1 2023

Key Performance Indicators

Key Performance Indicators* (‘000)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q1 2023 vs Q1 2022
Mobile customers	40,565	40,576	40,014	39,855	39,956	1.5%
Of which 4G customers	20,971	20,886	19,806	19,134	19,282	8.8%
Of which postpaid subscribers	6,550	6,382	6,155	6,161	5,935	10.4%
Mobile ARPU ($)	5.8	6.0	6.0	6.2	6.1	(3.9)%
Homes passed	13,001	12,905	12,700	12,448	12,237	6.2%
Of which HFC/FTTH	12,731	12,632	12,433	12,179	11,965	6.4%
Customer relationships	4,776	4,811	4,780	4,767	4,762	0.3%
Of which HFC/FTTH	4,124	4,139	4,109	4,083	4,062	1.5%
HFC/FTTH revenue generating units	8,683	8,708	8,636	8,572	8,524	1.9%
Of which Broadband Internet	3,768	3,778	3,764	3,740	3,719	1.3%
Home ARPU ($)	25.9	25.4	26.2	27.3	27.5	(5.8)%

* KPIs re-presented to include Guatemala in all periods and exclude both Africa, which has been classified as discontinued operations, and our joint venture in Honduras, which is not consolidated in the Group figures.

Mobile services

In Q1 2023 our customer base remained broadly stable, decreasing by 11,000 during the quarter to end at 40.6 million, an increase of 1.5% year-on-year. Postpaid continued to perform very strongly with net additions of 168,000 in Q1, including more than 120,000 in Colombia, where we have added over 350,000 postpaid customers in the last twelve months.

Mobile ARPU declined 3.9% mostly due to the effect of the weaker Colombian peso. Excluding the impact of foreign exchange, local currency ARPU increased slightly, driven by low-single digit growth in El Salvador and Nicaragua and mid-single digit in Colombia and Bolivia. The improvement in organic ARPU trends reflects price increases implemented in recent quarters, as well as the shift in mix toward postpaid.

Broadband and other fixed services

At the end of Q1 2023, our networks passed 13.0 million homes, an increase of 96,000 during the quarter, reflecting our decision to moderate investment consistent with slower macroeconomic growth and lower ARPU in some markets. During the quarter, HFC/FTTH customer relationships declined 15,000 net, as we continue to prioritize price discipline amidst a challenging macroeconomic environment and elevated competition in some markets. Penetration on our HFC/FTTH network was 32.4%, down from 34.0% in Q1 2022, given the expansion of our network during the first quarter of 2023.

Home ARPU declined 5.8% year-on-year, due largely to the weaker Colombian peso. Organically, Home ARPU declined 1.0%, reflecting increased competition and a shift in mix toward Broadband-only customers, which generate lower ARPU, as well as lower cost and capex. In local currency, ARPU increased in four countries, reflecting recent price increases across our footprint.

Earnings Release Q1 2023

Financial indicators

In Q1 2023, revenue declined 2.8% year-on-year to $1,369 million, while service revenue declined 2.7% to $1,264 million. Excluding currency movements, organic service revenue growth was 2.2% year-on-year, reflecting growth in all business units, including 6.0% organic growth in B2B and 8.8% organic growth in postpaid, and growth in most countries, as described below:

•	Guatemala service revenue was broadly flat, declining 0.2% in local currency, as growth in subscription businesses was offset by lower revenue from incoming international traffic and in prepaid mobile, which showed signs of recovery from H2 2022 levels but remained below Q1 2022.

•	Colombia service revenue grew 3.6% in local currency mainly due to high single-digit growth in mobile driven by postpaid and mid-single digit growth in B2B, partially offset by a decline in Home.

•	In Paraguay, 6.0% local currency service revenue growth reflected growth across all business units, including double digit growth in B2B.

•	Panama grew 4.3%, as low-teen growth in Mobile driven by strong postpaid and prepaid and mid-single digit growth in B2B more than outweighed a small decline in Home.

•	Bolivia declined 1.5%, as growth in Home and B2B could not offset Mobile, which declined as a result of a change in regulation that took place in August and impacted mobile data overage rates.

•	El Salvador increased 3.1%, with all three business units contributing, while service revenue grew 6.6% in Nicaragua and declined 1.4% in Costa Rica, as the 14.8% appreciation of the colon impacted revenue of B2B, given a significant majority of customer contracts are in dollars. In U.S. dollar terms, Costa Rica revenue grew 13.4%.

•	Service revenue in our Honduras joint venture (not consolidated) grew 5.8% in local currency, as all three business units grew mid-to-high single-digits during the quarter.

Financial Highlights*	Q1 2023	Q1 2022	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,369	1,408	(2.8)%	2.2%
Service revenue	1,264	1,300	(2.7)%	2.2%
Mobile	721	737	(2.1)%
Cable and other fixed services	526	545	(3.6)%
Other	17	18	(5.7)%
EBITDA	507	564	(10.0)%	(6.2)%
EBITDA margin	37.0%	40.0%	(3.0) pt
Capex	185	199	(7.1)%
OCF	322	365	(11.7)%	(7.9)%

Earnings Release Q1 2023

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and lease capitalizations. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

By business unit, Home service revenue increased 0.6% organically, impacted by lower ARPU in markets such as Colombia and Bolivia, and a decline in customer relationships during the quarter. In our Mobile B2C business, organic service revenue grew 1.9% year-on-year, driven by postpaid, which grew 8.8% due to continued customer conversion from prepaid to postpaid as well as price increases implemented over the last year. Finally, organic B2B service revenue accelerated to 6.0%, fueled by a 28.1% increase in digital services and growth across most countries.

EBITDA was $507 million, a decrease of 10.0% year-on-year. Excluding the impact of foreign exchange, EBITDA declined 6.2% organically year-on-year. Several factors contributed to the decline, including:

•	organizational restructuring costs for $15 million related to Project Everest;

•	the impact of a higher stock price on non-cash share-based compensation;

•	costs associated with the buyout discussions;

•	investments related to our Tigo Money and tower (LATI) businesses; and,

•	costs associated with the recent addition of Vix to our content supermarket in our Central American markets.

Excluding all of these items, EBITDA would have declined approximately 1% organically. By country, EBITDA was as follows:

•	Guatemala declined 6.4%, reflecting increased commercial intensity to strengthen our prepaid offering as well as increased content costs.

•	Colombia declined 3.8%, impacted by severance payments for $7 million related to Project Everest. Adjusting for this one-time item, EBITDA would have grown 4.2%.

•	Panama declined 0.1%, impacted by severance payments for $1 million related to Project Everest. Adjusting for this one-time payment, EBITDA would have grown 1.4%.

•	Paraguay declined 0.4% mainly due to increased content costs as well as severance payments for $1 million related to Project Everest. Adjusting for this one-time payment, EBITDA would have increased 0.8%.

•	Bolivia declined 5.4%, impacted by the regulatory change implemented in August.

•	El Salvador grew 1.6%, Nicaragua grew 8.9%, and Costa Rica was flat, declining 0.3%.

•	Our joint venture in Honduras (not consolidated) increased 4.4%, reflecting improved revenue trends.

Capex was $185 million in the quarter. In Mobile, we added more than 300 Points of Presence to our 4G network, ending with more than 18,200, an increase of 11% year-on-year. At the end of Q1 2023, our 4G networks covered approximately

Earnings Release Q1 2023

80% of the population4, up from approximately 78% as of Q1 2022. During the quarter, we agreed to renew, for 20 years, one of our licenses related to spectrum in the 1900 MHz band in Colombia. Although payment and other terms are not yet defined, we recognized an intangible spectrum asset with a corresponding liability of $259 million.

Operating Cash Flow (OCF) declined year-on-year to $322 million in Q1 2023 from $365 million in Q1 2022, which included $8 million of Capex related to Africa. Excluding the impact of currencies and the Capex related to Africa, OCF decreased 7.9% organically.

ESG highlights – Q1 2023

On April 6, 2023, we received the ESG ratings from MSCI, where Millicom's rating remains unchanged at "AA", placing us above the industry average and classifying our corporate governance as a leader among global telecom sector peers. The MSCI ESG Ratings measure a company's resilience to long-term ESG risks. Companies are scored on an industry-relative AAA-CCC scale across the most relevant Key Issues based on a company's business model.

Likewise, in 2022 Millicom received a "B" rating on the Carbon Disclosure Project (CDP), showing our commitment to reduce carbon emissions and climate change and during March 2023, we were recognized as a 2022 CDP Supplier Engagement Leaderboard. This recognition means that Tigo is among the top 8% of suppliers evaluated for their engagement on climate change, according to CDP's 2022 disclosure. In Q1, we started the very detailed evaluation process for 2022.

In Q1, the Board of Directors proposed amending the long-term incentive plan to include an ESG component of 10%. The proposal is subject to shareholder approval at the AGM.

Environment

During Q1, we published our Annual Report 2022 with all environmental indicators that show progress toward our commitment to Science-Based Targets (SBT) and continuous improvement. In February 2023, GSMA Intelligence published the technical document “Going Green: Benchmarking the Energy Efficiency of Mobile Networks.” As a result of our commitment, we were the first network operator in the Americas to join the initiative.

Society

Digital Education

Likewise, our Annual Report highlighted that we trained more than 102,000 teachers with our Maestr@s Conectad@s program during 2022. This included live events in Bolivia, Paraguay, El Salvador and Colombia. As of December 31, 2022,

4 The population is approximately 105 million in our markets, excluding Costa Rica and Honduras.

Earnings Release Q1 2023

more than 171,000 women were trained in our Conectadas program. During the first quarter of 2023, we worked on strengthening our digital platforms, improving their functionality for both Conectadas and Maestr@s Conectd@s.

Governance

In conjunction with our Annual Report, we published our 2023 Corporate Governance Report. The report details Millicom's Framework and Shareholder Governance and Board Governance, among other topics.

Compliance

During Q1 2023, we formally launched the 2023 Compliance Indicators applicable to our Local Operations. As in prior years, the 2023 KPIs represent a set of operational Compliance expectations for the business, and are linked to local executive compensation.

In addition, we started preparing materials for our flagship Annual Code of Conduct Training. Like its prior iteration, this edition is also designed and produced using 100% in-house talent, with key participation from management and all levels of the organization.

Lastly, we recently upgraded our Third Party Due Diligence system, giving us improved ability to monitor our third party risk management and connect to other platforms.

Video conference details

A video conference to discuss these results will take place on April 27 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 848-0381-6933. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2023

Date	Event
May 31	2023 AGM and EGM
July 27	Q2 2023 results
October 26	Q3 2023 results

Earnings Release Q1 2023

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Michel Morin, VP Investor Relations
press@millicom.com	Sarah Inmon, Director Investor Relations
investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2023, Millicom, including its Honduras Joint Venture, employed approximately 19,300 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on April 27, 2023.

Earnings Release Q1 2023

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

Earnings Release Q1 2023

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S.

Earnings Release Q1 2023

Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Earnings Release Q1 2023

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

The following changes were made to some definitions of the Group's non-IFRS financial measures as disclosed in the 2022 Annual Report: the definition of 'EBITDA after leases' has changed from lease cash payments to income statement line items (interest expense and depreciation charge). This does not change the manner in which we calculate Equity Free Cash Flow, but aligns our calculation for leverage purposes with peers. The definition of Net Debt has changed to include derivative financial instruments in order to have a more comprehensive view of our financial obligations. Finally, Home ARPU has changed to include equipment rental in our Home revenue, as these are long-term payment plans.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease expense and depreciation charge.

EBITDA Margin represents EBITDA in relation to Revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Earnings Release Q1 2023

Net financial obligations is Net debt plus lease liabilities.

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions and disposals made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2022 Annual Report for a list and description of non-IFRS measures.

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q1 2023	Q1 2023	Q1 2023	Q1 2023
A- Current period	1,369	1,264	507	322
B- Prior year period	1,408	1,300	564	365
C- Reported growth (A/B)	(2.8)%	(2.7)%	(10.0)%	(11.7)%
D- Perimeter	—%	—%	—%	2.3%
E- FX and other	(5.0)%	(5.0)%	(3.8)%	(6.0)%
F- Organic Growth (C-D-E)	2.2%	2.2%	(6.2)%	(7.9)%

Capex in Q1 2022 included $8 million of capex related to our Africa operations, which are adjusted for in the OCF perimeter line.

Earnings Release Q1 2023

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

Reconciliation of Net financial obligations to EBITDA as of March 31, 2023

Debt Information - March 31, 2023	Financial obligations				EBITDA	Leverage
$ millions	Gross	Derivative Financial Instruments	Less: Cash	Net
Millicom Group (IFRS)	7,872	42	904	7,009	2,172	3.23x

EBITDA after Leases reconciliation

EBITDA after Leases Reconciliation	Q1 2023	Q4 2022	Q3 2022	Q2 2022
EBITDA	507	548	539	577
Depreciation of right-of-use assets	(42)	(42)	(42)	(41)
Interest expense on leases	(29)	(29)	(31)	(33)
EBITDA after Leases	436	476	467	503

One-off Summary - Items above EBITDA

2023	Q1 2023		Comment (Q1 2023)
($ millions)	Revenue	EBITDA
Colombia	—	(7)	Everest restructuring
Panama	—	(1)	Everest restructuring
Paraguay	—	(1)	Everest restructuring
Corporate	—	(6)	Everest restructuring
Group Total	—	(15)

Earnings Release Q1 2023

ARPU reconciliations

Mobile ARPU Reconciliation	Q1 2023	Q1 2022
Mobile service revenue ($m)	721	737
Mobile Service revenue ($m) from non-Tigo customers ($m) *	(12)	(11)
Mobile Service revenue ($m) from Tigo customers (A)	709	726
Mobile customers - end of period (000)	40,565	39,956
Mobile customers - average (000) (B) **	40,570	39,879
Mobile ARPU (USD/Month) (A/B/number of months)	5.8	6.1

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q1 2023	Q1 2022
Home service revenue ($m)	379	398
Home service revenue ($m) from non-Tigo customers ($m) *	(7)	(8)
Home service revenue ($m) from Tigo customers (A)	372	390
Customer Relationships - end of period (000) **	4,776	4,762
Customer Relationships - average (000) (B) ***	4,793	4,733
Home ARPU (USD/Month) (A/B/number of months)	25.9	27.5

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (EBITDA- Capex) Reconciliation

Group OCF	Q1 2023	Q1 2022
EBITDA	507	564
(-)Capex (Ex. Spectrum)	185	199
OCF	322	365

Earnings Release Q1 2023

Capex Reconciliation

Capex Reconciliation	Q1 2023	Q1 2022
Consolidated:
Additions to property, plant and equipment	154	159
Additions to licenses and other intangibles	302	129
Of which spectrum and license costs	271	88
Total consolidated additions	456	288
Of which capital expenditures related to headquarters	1	2

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q1 23	Q4 22	QoQ	Q1 22	YoY	Q1 23	Q4 22	QoQ	Q1 22	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	4,719	4,743	0.5%	3,906	(17.2)%	4,627	4,810	4.0%	3,748	(19.0)%
Costa Rica	CRC	567	615	8.4%	651	14.8%	546	602	10.3%	667	22.2%
Guatemala	GTQ	7.83	7.85	0.3%	7.70	(1.6)%	7.80	7.85	0.6%	7.68	(1.6)%
Honduras	HNL	24.64	24.70	0.3%	24.50	(0.6)%	24.64	24.66	0.1%	24.43	(0.9)%
Nicaragua	NIO	36.30	36.14	(0.4)%	35.61	(1.9)%	36.35	36.23	(0.3)%	35.69	(1.8)%
Paraguay	PYG	7,269	7,232	(0.5)%	6,966	(4.2)%	7,195	7,346	2.1%	6,930	(3.7)%

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q1 2023	Q1 2022
Net cash provided by operating activities	201	268
Purchase of property, plant and equipment	(228)	(196)
Proceeds from sale of property, plant and equipment	3	4
Purchase of intangible assets	(64)	(84)
Purchase of spectrum and licenses	(53)	(30)
Proceeds from sale of intangible assets	—	—
Finance charges paid, net	157	140
Operating free cash flow	17	101
Interest (paid), net	(157)	(140)
Lease Principal Repayments	(40)	(44)
Free cash flow	(180)	(83)
Repatriation from joint ventures and associates	48	14
Dividends paid to non-controlling interests	—	—
Equity free cash flow	(133)	(69)
Less: Equity free cash flow - Africa	—	(7)
Equity free cash flow - excluding Africa	(133)	(63)

Item 2

Unaudited Interim

Condensed Consolidated

Financial Statements

For the three-month period ended March 31, 2023

April 27, 2023

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

Unaudited interim condensed consolidated statement of income for the three-month period ended March 31, 2023

in millions of U.S. dollars except per share data	Notes	Three months ended March 31, 2023	Three months ended March 31, 2022
Continuing Operations
Revenue	5	1,369	1,408
Cost of sales		(372)	(370)
Gross profit		998	1,038
Operating expenses		(490)	(474)
Depreciation		(244)	(256)
Amortization		(87)	(81)
Share of profit in Honduras joint venture	8	11	8
Other operating income (expenses), net		2	—
Operating profit	5	190	234
Interest and other financial expenses	11	(170)	(143)
Interest and other financial income		5	2
Other non-operating (expenses) income, net	6	19	4
Profit (loss) from other joint ventures and associates, net		(4)	1
Profit (loss) before taxes from continuing operations		39	99
Tax expense	12	(59)	(69)
Profit (loss) from continuing operations		(20)	29
Profit (loss) from discontinued operations, net of tax	4	—	(5)
Net profit (loss) for the period		(20)	24

Attributable to:
Owners of the Company		3	23
Non-controlling interests		(23)	1

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share) (i)	7	0.02	0.18
Diluted ($ per share) (i)	7	0.02	0.18

(i) 2022 comparatives have been restated as a result of the completion of the rights offering (see note 7)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period ended March 31, 2023

in millions of U.S. dollars	Three months ended March 31, 2023	Three months ended March 31, 2022
Net profit (loss) for the period	(20)	24
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	11	21
Change in value of cash flow hedges, net of tax effects	(5)	3
Total comprehensive income (loss) for the period	(14)	49

Attributable to:
Owners of the Company	11	46
Non-controlling interests	(25)	3

Total comprehensive income (loss) for the period arises from:
Continuing operations	(14)	55
Discontinued operations	—	(6)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

Unaudited interim condensed consolidated statement of financial position as at March 31, 2023

in millions of U.S. dollars	Notes	March 31, 2023	December 31, 2022
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	10	7,631	7,361
Property, plant and equipment, net	9	3,005	2,989
Right of use assets, net		889	884
Investment in Honduras joint venture	8	592	590
Contract costs, net		10	10
Deferred tax assets		210	204
Derivative financial instruments	13	16	19
Other non-current assets		146	76
TOTAL NON-CURRENT ASSETS		12,500	12,133

CURRENT ASSETS
Inventories		68	53
Trade receivables, net		383	379
Contract assets, net		80	77
Amounts due from non-controlling interests, associates and joint ventures	8	16	15
Prepayments and accrued income		188	117
Current income tax assets		111	111
Supplier advances for capital expenditure		14	21
Other current assets		109	197
Restricted cash		55	57
Cash and cash equivalents		903	1,039
TOTAL CURRENT ASSETS		1,927	2,065
TOTAL ASSETS		14,427	14,198

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

Unaudited interim condensed consolidated statement of financial position as at March 31, 2023 (continued)

in millions of U.S. dollars	Notes	March 31, 2023	December 31, 2022
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,343	1,343
Treasury shares		(46)	(47)
Other reserves		(541)	(559)
Retained profits		2,868	2,691
Net profit for the period/year attributable to equity holders		3	177
Equity attributable to owners of the Company		3,627	3,605
Non-controlling interests		4	29
TOTAL EQUITY		3,632	3,634

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,667	6,624
Lease liabilities	11	859	853
Derivative financial instruments	13	57	53
Payables and accruals for capital expenditure	10	693	473
Provisions and other non-current liabilities		304	295
Deferred tax liabilities		148	148
TOTAL NON-CURRENT LIABILITIES		8,728	8,445

CURRENT LIABILITIES
Debt and financing	11	179	180
Lease liabilities	11	167	163
Payables and accruals for capital expenditure		348	428
Other trade payables		391	400
Amounts due to non-controlling interests, associates and joint ventures	8	91	58
Accrued interest and other expenses		402	412
Current income tax liabilities		93	86
Contract liabilities		88	88
Provisions and other current liabilities		308	305
TOTAL CURRENT LIABILITIES		2,067	2,119
TOTAL LIABILITIES		10,795	10,565
TOTAL EQUITY AND LIABILITIES		14,427	14,198

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2022

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2023

in millions of U.S. dollars	Notes	March 31, 2023	March 31, 2022
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		39	99
Profit (loss) before taxes from discontinued operations	4	—	(3)
Profit (loss) before taxes		39	96
Adjustments to reconcile to net cash:
Interest expense on leases		29	38
Interest expense on debt and other financing		142	116
Interest and other financial income		(5)	(2)
Adjustments for non-cash items:
Depreciation and amortization	4,5	331	358
Share of profit in joint ventures		(11)	(8)
(Gain) loss on disposal and impairment of assets, net		(2)	2
Share-based compensation		13	7
(Profit) loss from Honduras joint ventures, net		4	(1)
Other non-cash non-operating (income) expenses, net	6	(19)	(5)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(100)	(77)
Decrease (increase) in inventories		(14)	(28)
Increase (decrease) in trade and other payables, net		(6)	(24)
Increase (decrease) in contract assets, liabilities and costs, net		(3)	(3)
Total changes in working capital		(124)	(131)
Interest paid on leases		(29)	(38)
Interest paid on debt and other financing		(134)	(104)
Interest received		5	1
Taxes paid		(37)	(62)
Net cash provided by operating activities		201	268
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	13	—	11
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	—	3
Purchase of spectrum and licenses		(53)	(30)
Purchase of other intangible assets	10	(64)	(84)
Purchase of property, plant and equipment	9	(228)	(196)
Proceeds from sale of property, plant and equipment	9	3	4
Dividends and dividend advances received from joint ventures and associates		42	1
Settlement of derivative financial instruments	13	—	8
Transfer (to) / from pledge deposits, net		—	33
Loans granted within the Tigo Money lending activity, net		(2)	—
Cash (used in) provided by other investing activities, net		5	4
Net cash used in investing activities		(297)	(247)

6

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2023 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	15	1,166
Repayment of debt and other financing	11	(17)	(1,320)
Lease capital repayment		(40)	(44)
Net cash from (used in) financing activities		(43)	(198)
Exchange impact on cash and cash equivalents, net		2	1
Net increase (decrease) in cash and cash equivalents		(136)	(176)
Cash and cash equivalents at the beginning of the year		1,039	895
Effect of cash in disposal group held for sale	4	—	(24)
Cash and cash equivalents at the end of the period		903	695

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

Unaudited interim condensed consolidated statements of changes in equity for the three-month period ended March 31, 2023

in millions of U.S. dollars	Number of shares (000’s) (iii)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income for the period	—	—	—	—	—	23	22	46	3	49
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(ii)	—	(88)	—	—	(3)	1	—	(3)	—	(3)
Share based compensation	—		—	—	—	—	7	7	—	7
Issuance of shares under share-based payment schemes	—	357	—	(2)	14	4	(16)	—	—	—
Balance on March 31, 2022	101,739	(1,270)	153	474	(49)	2,637	(581)	2,633	158	2,791
Balance on December 31, 2022	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
Total comprehensive income for the year	—	—	—	—	—	3	7	11	(25)	(14)
Purchase of treasury shares(ii)	—	(33)	—	—	(1)	1	—	—	—	—
Share based compensation	—		—	—	—	—	13	13	—	13
Issuance of shares under share-based payment schemes	—	71	—	—	3	—	(2)	—	—	—
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	(1)	—	(1)	—	—
Balance on March 31, 2023	172,096	(1,175)	258	1,085	(46)	2,871	(541)	3,627	4	3,632

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at March 31, 2023, $481 million (2022: $475 million) are not distributable to equity holders.

(ii)	During the three-month period ended March 31, 2023, Millicom withheld approximately 33,290 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2022: 88,055)

(iii)	The authorized share capital amounts to $300 million divided into 200 million shares with a par value of $1.50 each following the extraordinary general meeting held on February 28, 2022.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

Notes to the unaudited interim condensed consolidated statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On April 26, 2023, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2022 consolidated financial statements, except for the changes described in item IV below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	Current macroeconomic environment and its effect on the Group's business activities, financial situation and economic performance

Over the past year, the global economy has been marked by increased inflation, rising interest rates and slower GDP growth, and these trends have also impacted the markets where the Group operates. As a result, the Group has experienced a generalized softening of consumer demand which has translated into slower service revenue growth, as well as energy and labor cost pressure on margins. This trend began in H2 2022 and has continued throughout Q1 of 2023. Over the past year, the Group has taken meaningful steps to mitigate these impacts, including the implementation of numerous price increases, cost efficiency and investment optimization initiatives which position the Group to sustain positive service revenue and cash flow growth going forward. The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.

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Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	Amendments to IAS 1, 'Disclosure of Accounting Policies' that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented. The Group has been applying the so-called "Linked transaction approach" in the calculation of deferred taxes related to leases (and ARO) since the adoption of IFRS 16 (in compliance with these amendments). Therefore, the adoption of these amendments did not have an impact for the Group.

The following changes to standards are effective for annual periods starting on January 1, 2024 and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback' (not yet endorsed by the EU)- The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

◦	Amendments to IAS 1, 'Presentation of Financial Statements' (not yet endorsed by the EU): These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.

10

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions for the three-month period ended March 31, 2023

There were no material acquisitions during the three-month period ended March 31, 2023.

Acquisitions 2022

As of June 14, 2022, the Group received the formal notification from the minority shareholders of Cable Onda S.A. confirming the exercise of their put option right to sell their remaining 20% shareholding to Millicom for an amount of approximately $290 million. The transaction closed on June 29, 2022 and the payment was applied against the already recorded put option liability of $290 million.

As a result, the non-controlling interests' carrying value of $78 million have been transferred to the Group's equity.

Disposals 2022 - Tanzania

On March 10, 2022, Millicom obtained the final necessary regulatory approvals to sell its operations in Tanzania. The transaction was completed on April 5, 2022 (see note 4).

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations-Tanzania

As from March 10, 2022, and in accordance with IFRS 5, all assets and liabilities of our operations in Tanzania were classified as held for sale and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the statement of comprehensive income under 'Profit (loss) from discontinued operations, net of tax'.

On April 5, 2022, Millicom completed the sale for an initial cash consideration of approximately $101 million (subject to final price adjustment). The net assets de-consolidated on the date of the disposal amounted to $79 million and the net gain on disposal was calculated at $109 million.

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business, as discussed above, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its classification as a discontinued operation, we no longer report an Africa segment in our unaudited condensed consolidated financial statements and will no longer report it in our consolidated financial statements for future periods. The Group now only operates in a single region, Latin America.

As a result, the Group now reports a single segment, called the ‘Group Segment’, which includes the results of our Latin American operations, and regional and central corporate costs. Group segment figures will continue to include our Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations.

Revenue, operating profit (loss), EBITDA and other segment information for the three-month periods ended March 31, 2023 and 2022, are shown on the following pages.

11

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

5. SEGMENT INFORMATION (Continued)

Three months ended March 31, 2023 (in millions of U.S. dollars)	Group Segment	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	833	(112)	—	721
Cable and other fixed services revenue	553	(29)	2	526
Other revenue	18	(1)	—	17
Service revenue (i)	1,403	(141)	2	1,264
Telephone and equipment revenue	115	(9)	—	105
Revenue	1,518	(150)	2	1,369
Operating profit (loss)	210	(31)	11	190
Add back:
Depreciation and amortization	357	(27)	—	331
Share of profit in Honduras joint venture	—	—	(11)	(11)
Other operating expenses (income), net	(2)	—	—	(2)
EBITDA (ii)	565	(58)	—	507
Capital expenditure (iii)	(310)	21	—	(289)
Spectrum and licenses paid	(53)	—	—	(53)
Changes in working capital and others (iv)	(99)	(12)	—	(111)
Taxes paid	(41)	4	—	(37)
Operating free cash flow (v)	62	(45)	—	17
Total Assets (vi)	14,804	(1,072)	694	14,427
Total Liabilities	11,361	(668)	103	10,795

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.

(iii)	Excluding spectrum and licenses.

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less cash capex, less spectrum paid, less change in working capital, other non-cash items (share-based payment expense) and taxes paid. From 2022, the Group changed the definition of Operating Free Cash Flow to include spectrum paid in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Honduras as reported in the Group Segment.

12

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

5. SEGMENT INFORMATION (Continued)

Three months ended March 31, 2022 (in millions of U.S. dollars)	Group Segment	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	844	(107)	—	737
Cable and other fixed services revenue	570	(26)	1	545
Other revenue	18	(1)	—	18
Service revenue (i)	1,432	(134)	2	1,300
Telephone and equipment revenue	117	(8)	—	109
Revenue	1,549	(142)	2	1,408
Operating profit (loss)	256	(29)	8	234
Add back:
Depreciation and amortization	363	(26)	—	337
Share of profit in Honduras joint venture	—	—	(8)	(8)
EBITDA (ii)	620	(56)	—	564
EBITDA from discontinued operations	30	—	—	30
EBITDA incl discontinued operations	650	(56)	—	594
Capital expenditure (iii)	(301)	25	—	(276)
Spectrum and licenses paid	(30)	—	—	(30)
Changes in working capital and others (iv)	(124)	—	—	(124)
Taxes paid	(65)	3	—	(62)
Operating free cash flow (v)	129	(27)	—	101
Total Assets (vi)	15,525	(1,087)	730	15,168
Total Liabilities	12,920	(669)	126	12,377

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2023	Three months ended March 31, 2022
Change in fair value of derivatives (Note 13)	(1)	8
Change in value of call option and put option liability (Note 3)	2	—
Exchange gains (losses), net	17	(4)
Other non-operating income (expenses), net	1	—
Total	19	4

13

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Three months ended March 31, 2023	Three months ended March 31, 2022 (ii)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	3	28
Net profit (loss) attributable to equity holders from discontinued operations	—	(5)
Net profit (loss) attributable to all equity holders to determine the profit (loss) per share	3	23

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	170,908	127,721
Potential shares as a result of share-based compensation plans	492	237
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	171,400	127,957

in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.02	0.22
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	—	(0.04)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	0.02	0.18
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.02	0.22
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	—	(0.04)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	0.02	0.18

(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

(ii)	As required by IAS 33 ‘Earnings per share’ the impact of the bonus element included within the rights offering (see note 14) has been included in the calculations of the basic and diluted earnings per share for the current year/period and comparative figures have been re-presented accordingly.

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. As a result of the acquisition of the remaining 45% equity interest in our Guatemala joint venture business in November 12, 2021, our investments in joint ventures comprise solely of Honduras.

At March 31, 2023, the equity accounted net assets of our joint venture in Honduras totaled $403 million (December 31, 2022: $401 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2022: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the three-month period ended March 31, 2023, Millicom's joint venture in Honduras repatriated cash of $48 million in the form of management fees, dividend advances and repayment of a shareholder loan (December 31, 2022: $13 million).

14

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

8. INVESTMENTS IN JOINT VENTURES (Continued)

At March 31, 2023, Millicom had $85 million payable to Honduras joint venture which were mainly made up of loan advances (December 31, 2022: $48 million). In addition, as of March 31, 2023, Millicom had a total receivable from Honduras of $13 million, (December 31, 2022: $13 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the year in respect of the Group's joint ventures carrying values:

in millions of U.S. dollars	2023
Honduras (i)
Opening Balance at January 1, 2023	590
Results for the period	11
Dividends declared during the period	(9)
Currency exchange differences	1
Closing Balance at March 31, 2023	592

(i) Share of profit is recognized under ‘Share of profit in Honduras joint ventures’ in the statement of income for the period ended March 31, 2023.

9. PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended March 31, 2023, Millicom added property, plant and equipment for $154 million (March 31, 2022: $159 million) and received $3 million from disposal of property, plant and equipment (March 31, 2022: $4 million).

10. INTANGIBLE ASSETS

During the three-month period ended March 31, 2023, Millicom added intangible assets for $302 million of which $271 million related to spectrum and licenses, and $31 million to additions of other intangible assets (March 31, 2022: $129 million of which $88 million related to an adjustment on spectrum and licenses and $40 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (March 31, 2022: nil).

On February 3, 2023, the Colombian 'Ministerio de Tecnologias de la Informacion y las Comunicaciones' (MINTIC) approved the renewal of the spectrum license related to 1900 Mhz band, which was initially granted on February 3, 2003, for an additional period of 20 years. The total preliminary consideration amounts to COP 1.14 billion (approximately $246 million at March, 31, 2023 exchange rate). While the total acquisition consideration is known, final payment terms and conditions are still under negotiation. Tigo Colombia filed an appeal in that respect and is currently waiting for an answer from MINTIC. As of March 31, 2023, the spectrum license of approximately $259 million - including the estimated cost of bank guarantees of $13 million - has been recorded as an intangible asset with a corresponding liability under 'Payables and accruals for capital expenditure' in the statement of financial position.

15

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the three-month period ended March 31, 2023 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of incurrence.

Colombia

On January 5, 2023, UNE EPM Telecomunicaciones S.A. issued a COP230 billion (approximately $50 million) bond consisting of two tranches with three and four and a half-year maturities. Interest rates are variable, based on CPI + a margin, and interest is payable in Colombian peso.

Bolivia

In February 2023, Tigo Bolivia signed three new bank loan agreements in local currency for a corresponding total amount of approximately $10 million and a repayment period of 5 years.

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at March 31, 2023	As at December 31, 2022
Due within:
One year	179	180
One-two years	411	394
Two-three years	574	564
Three-four years	1,000	777
Four-five years	1,345	1,122
After five years	3,336	3,766
Total debt and financing	6,845	6,804

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at March 31, 2023 and December 31, 2022.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at March 31, 2023	As at December 31, 2022	As at March 31, 2023	As at December 31, 2022
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure(ii)
0-1 year	38	13	2	2
1-3 years	48	70	—	—
3-5 years	417	418	—	—
Total	502	501	2	2

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

(ii) Guarantee from Tanzania ceased to exist after the completion of the sale of our operations in Tanzania, see note 4.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2023	Three months ended March 31, 2022
Interest expense on bonds and bank financing	(116)	(103)
Interest expense on leases	(29)	(31)
Others	(25)	(9)
Total interest and other financial expenses	(170)	(143)

16

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of March 31, 2023, the total amount of claims brought against Millicom and its subsidiaries is $277 million (December 31, 2022: $239 million). The Group's share of the comparable exposure for its joint venture in Honduras is $13 million (December 31, 2022: $13 million).

As at March 31, 2023, $28 million has been provisioned by its subsidiaries for these risks in the unaudited interim condensed consolidated statement of financial position (December 31, 2022: $25 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2022: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At March 31, 2023, the tax risks exposure of the Group's subsidiaries is estimated at $225 million, for which provisions of $40 million have been recorded in non-current tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2022: $221 million of which provisions of $38 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $103 million (December 31, 2022: $97 million) and $7 million recorded in non-current liabilities (December 31, 2022: $7 million), respectively.

Capital commitments

At March 31, 2023, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $418 million of which $345 million are due within one year (December 31, 2022: $406 million of which $259 million are due within one year). The Group’s share of commitments in its Honduras joint ventures is $20 million of which $20 million are due within one year. (December 31, 2022: $29 million and $29 million respectively).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at March 31, 2023 and December 31, 2022:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at March 31, 2023	As at December 31, 2022	As at March 31, 2023	As at December 31, 2022
Financial liabilities
Debt and financing	6,845	6,804	6,171	6,327

(i)        Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion bond and the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $211 million and $236 million, respectively, using the exchange rate at the time of the issuance of each bond) senior unsecured sustainability bonds issued in May 2019 and January 2022, respectively) and their maturity dates are May 2024 and January 2027, respectively.

In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by UNE. These swaps are accounted for as cash flow hedges as hedging relationships are highly effective.

The fair value of MIC S.A. swaps, amounts to a liability of $57 million as of March 31, 2023 (December 31, 2022: a liability of $53 million) and are recorded through other comprehensive income.

17

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2023

13. FINANCIAL INSTRUMENTS (Continued)

In 2020 and 2018, respectively, the Group's operations in Colombia and El Salvador entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. On January 12, 2023, the interest rate swap in El Salvador matured, with a settlement payment of $21 thousand (fair value at December 31, 2022:nil) and the fair value of Colombia swaps amounted to an asset of $16 million (December 31, 2022: an asset of $19 million).

The net fair value of the derivative financial instruments for the group, as of March 31, 2023 amounted to a liability of $42 million (December 31, 2022: a liability of $34 million )

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a significant fair value at March 31, 2023.

14. SUBSEQUENT EVENTS

There are no significant subsequent events to report.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: April 27, 2023